Exhibit 99.13

CONSENT OF EXPERT

I, Steve Cutler, P.G., am an author of:

(i)	the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019, and

(ii)	the technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA” dated August 10, 2021 with an effective date of June 28, 2021

(together, the “Technical Reports”).

I hereby consent to being named in the Annual Report of enCore Energy Corp. on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2022, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports in the 40-F and the Registration Statement (No. 333-269428) on Form F-10 of enCore Energy Corp (the “F-10”). This consent extends to any amendments to the 40-F or to the F-10.

Dated April 28, 2023

By:	/s/ Steve Cutler
Name:	Steve Cutler, P.G.